Exhibit 12.1

	For the Years ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$75,253	$57,976	$48,165	$91,729	$17,836
Interest expense, net	112,561	111,509	112,106	112,474	113,846
Amortization of capitalized interest	1,295	1,556	1,429	1,986	1,148
Amortization of debt issuance costs	5,109	4,345	3,992	3,560	1,856
Interest component of rent expense(1)	3,081	3,189	3,065	2,878	2,859

Earnings available for fixed charges	$197,299	$178,575	$168,757	$212,627	$137,545

Fixed Charges and Preferred Dividends:
Interest expense, net	$112,561	$111,509	$112,106	$112,474	$113,846
Capitalized interest	1,646	2,014	2,136	1,808	2,069
Amortization of debt issuance cost	5,109	4,345	3,992	3,560	1,856
Interest component of rent expense(1)	3,081	3,189	3,065	2,878	2,859
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges and preferred dividends	$140,397	$139,057	$139,299	$138,720	$138,630

Ratio of earnings over fixed charges and preferred dividends	1.41	1.28	1.21	1.53

Deficiency of earnings over fixed charges and preferred dividends	$—	$—	$—	$—	$(1,085)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.